SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities and Exchange Act of 1934

(Amendment No.)*

Huttig Building Products Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

448451 10 4

(CUSIP Number)

Alan Weber
5 Evan Place
Armonk, NY 10504
(646) 442-6701

With a copy to:

The Law Office of Matthew J. Day PLLC
380 Madison Avenue, 22nd Floor
New York, New York 10017
212-673-0484

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 13d-7 for other parties to whom copies are to be sent.

 (Page 1 of 9 pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 448451 10 4	(Page 2 of 9 pages)

1.	Names of Reporting Persons
JB Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
Delaware

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 1,774,835
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 1,774,835

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,774,835

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
7.4%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 448451 10 4	(Page 3 of 9 pages)

1.	Names of Reporting Persons
Alan Weber

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
U.S.A.

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 1,774,835
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 1,774,835

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,774,835

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
7.4%

14.	Type of Reporting Person (See Instructions)
IN, HC

SCHEDULE 13D
CUSIP No. 448451 10 4	(Page 4 of 9 pages)

Item 1.	Security and Issuer

This Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to shares of the Common Stock, $0.01 par value per share (the "Common Stock"), of Huttig Building Products, Inc. (the "Issuer").  The address of the Issuer's principal executive office is 555 Maryville University Drive, Suite 400, St. Louis, Missouri.

Item 2.	Identity and Background

(a), (b), (c) and (f).  This Statement is filed on behalf of the following two persons, who are collectively referred to as the “Reporting Persons”:

1.
JB Capital Partners, L.P. (“JB Capital”) is a limited partnership formed under the laws of the State of Delaware. Its business address is 5 Evan Place, Armonk, New York 10504.  JB Capital's principal business is making investments in marketable securities.

2.
Alan W. Weber (“Weber”) is a United States citizen. His business address is 5 Evan Place, Armonk, New York 10504. Mr. Weber's principal business is acting as the general partner of JB Capital. By virtue of his position with JB Capital, Mr. Weber has the power to vote and dispose of the Common Stock owned by JB Capital.

(d) and (e).  None of the Reporting Persons has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 1,774,835 shares of Common Stock beneficially held by JB Capital is $1,439,000 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by JB Capital were paid for using its working capital.

Item 4.	Purpose of Transaction

(a)-(j).  The Common Stock has been acquired by the Reporting Persons for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Persons reserve the right to change their plan and intentions at any time as they deem appropriate.

SCHEDULE 13D
CUSIP No. 448451 10 4	(Page 5 of 9 pages)

The Reporting Persons may acquire additional shares of Common Stock, dispose all or some of these shares of Common Stock from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.  In addition, the Reporting Persons intend to communicate with other shareholders and management of the Issuer about maximizing the value of their shares of Common Stock.

Depending on factors deemed relevant by the Reporting Persons, including but not limited to a change in the Issuer's business, governance or financial situation, the Reporting Persons reserve the right to formulate other plans and/or make proposals, and take such other actions as the Reporting Persons, or any of them, may determine.

Presently the Reporting Persons have no plans or proposals which would relate or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.	Interest in Securities of the Issuer

(a)-(b) As of December 27, 2012, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Common Stock	Number of Common Stock: Sole Power to Vote or Dispose	Number of Common Stock: Shared Power to Vote or Dispose	Approximate Percentage*

Weber (1)(2)	1,774,835	0	1,774,835	7.43%
JB Capital (1)(2)	1,774,835	0	1,774,835	7.43%

*Based on 24,896,596 shares of Common Stock, $0.01 par value per share outstanding as of September 30, 2012, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for quarter ended September 30, 2012, filed with the Securities and Exchange Commission on October 26, 2012, less 1,000,000 shares of Common Stock repurchased by the Issuer on December 18, 2012, as disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 20, 2012.

 (1) Each of the Reporting Persons disclaims beneficial ownership of the securities beneficially held by the other Reporting Person except to the extent of such Reporting Person's pecuniary interest therein, if any.

(2) Mr. Weber shares with JB Capital the power to vote or direct the vote, and shares the power to dispose or to direct the disposition, of 1,774,835 shares of Common Stock owned by JB Capital.

SCHEDULE 13D
CUSIP No. 448451 10 4	(Page 6 of 9 pages)

 (c) The table below lists all the transactions in the Issuer's Common Stock in the past sixty days by the Reporting Persons.  All such transactions were made by JB Capital in a privately negotiated transaction.

Transactions in Shares Within The Past Sixty Days

Party	Date of Purchase/ Sale	Number of Common Stock	Buy/Sell	Price Per Unit

JB Capital	12/18/2012	932,940	Buy	$1.10

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e)	Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of December 27, 2012 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission.  The Joint Filing Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

Item 7.	Materials To Be Filed As Exhibits

The following documents are filed herewith:

1.             Joint Filing Agreement dated as of December 27, 2012 by and between Alan Weber and JB Capital Partners, LP.

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No. 448451 10 4	(Page 7 of 9 pages)

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	December 27, 2012

JB Capital Partners, LP

	/s/ Alan Weber	By:	/s/ Alan Weber
	Alan Weber		Name: Alan Weber
Title: General Partner

SCHEDULE 13D
CUSIP No. 448451 10 4	(Page 8 of 9 pages)

Exhibit Index

The following documents are filed herewith:

	Exhibit	Page

(1)	Joint Filing Agreement dated as of December 27, 2012 by and between Alan Weber and JB Capital Partners, LP.	Page 9

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No. 448451 10 4	(Page 9 of 9 pages)

Exhibit 1

Joint Filing Agreement

The undersigned parties hereby agree to the joint filing of the Statement on Schedule 13D filed herewith, and any amendments thereto, relating to shares of Common Stock, $0.01 par value per share of Huttig Building Products Inc. with the Securities and Exchange Commission pursuant to Rule 13d-1(k) and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date:	December 27, 2012

JB Capital Partners, LP

	/s/ Alan Weber	By:	/s/ Alan Weber
	Alan Weber		Name: Alan Weber
Title: General Partner